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EXHIBIT 21.1




                 DESCRIPTION OF SUBSIDIARIES OF THE REGISTRANT

The Company has six wholly-owned subsidiaries, (i) EMB Mortgage Corporation, a California corporation, which is not presently doing business (ii) Investment Consultants, Inc., a Colorado corporation, which is not presently doing business; (iii) EMB Financial Services, Inc., a Colorado corporation, which is doing business as a commercial mortgage broker; (iv) AmeriTeleCon, Inc., a Nevada corporation, which is doing business as a distributor of communications hardware and software; (v) American Residential Funding, Inc., a Nevada corporation, which is doing business as a residential mortgage broker; and (vi) Residential Mortgage Corporation, a Nevada corporation, which is doing business as a residential mortgage broker.